The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

[LOGO] [Chinese Characters]
CHINA SOUTHERN AIRLINES COMPANY LIMITED
(a joint stock limited company incorporated in the People’s Republic of China with limited liability)
(Stock Code: 1055)

VERY SUBSTANTIAL ACQUISITION
DELAY IN DESPATCH OF CIRCULAR

Reference is made to the announcements of the Company published in the newspaper on August 9, 2005 and August 30, 2005 in connection with the Boeing Aircraft Acquisition Agreement and the Transaction contemplated therein, which constitutes a very substantial acquisition of the Company under the Listing Rules. The despatch of the Circular will be delayed from September 9, 2005 to a date on or before September 21, 2005.

Reference is made to the announcement of China Southern Airlines Company Limited (the “Company”) published in the newspaper in Hong Kong dated August 9, 2005 (the “Announcement”) in connection with the Boeing aircraft acquisition agreement dated August 8, 2005 pursuant to which Xiamen Airlines Company Limited agreed to acquire and The Boeing Company agreed to sell three Boeing B787 aircraft (the “Boeing Aircraft Acquisition Agreement”) and the Transaction contemplated therein, which constitutes a very substantial acquisition of the Company under the Listing Rules. Unless otherwise defined herein, all capitalized terms used herein shall have the same meanings as defined in the Announcement.

In accordance with Rules 14.38 and 14.40 of the Listing Rules, a circular (the “Circular”) setting out the details of the Transaction was to be despatched to shareholders of the Company within 21 days after publication of the Announcement. As disclosed in the announcement of the Company published in the newspaper on August 30, 2005, the Company applied to the Stock Exchange for an extension of time for despatch of the Circular to a date on or before September 9, 2005 (the “Delay Announcement”).

Subsequent to the publication of the Delay Announcement, additional time is required to finalize the Circular, especially certain information required under Rules 14.66 and 14.68 of the Listing Rules, including information relating to the indebtedness of the Company, which is expected to be updated as of the end of July, 2005, which the Company is still in the process of procuring from its overseas banks.

In addition, as the Company has further entered into two very substantial acquisitions with Boeing on August 30, 2005 and Airbus SNC on September 6, 2005 (for further details, please refer to the announcements of the Company dated August 30, 2005 and September 6, 2005 respectively), more time is required to review and finalise the working capital forecast of the Company. The Company therefore has applied to the Stock Exchange for a further extension of the time for despatch of the Circular to its shareholders from September 9, 2005 to a date on or before September 21, 2005.

By order of the Board
Su Liang
Company Secretary

Guangzhou, the People’s Republic of China
September 9, 2005

As at the date of this announcement, the Directors of the Company include Liu Shao Yong, Liu Ming Qi, Peng An Fa, Wang Quan Hua, Zhao Liu An, Zhou Yong Qian, Zhou Yong Jin, Xu Jie Bo, Wu Rong Nan and Si Xian Min as executive Directors; and Simon To, Peter Lok, Wei Ming Hai, Wang Zhi and Sui Guang Jun as independent non-executive Directors.